Exhibit (a)(1)(G)
FORM OF REMINDER OF EXPIRATION OF EXCHANGE OFFER
Note: Your participation in the Stock Option Exchange Program is completely voluntary.
Our records show you have not made an election to participate in the Stock Option Exchange Program. This email is to remind you that December 27, 2010 at 11:59 p.m. Eastern Time is the deadline to participate in the Stock Option Exchange Program. If you wish to exchange your eligible stock options for New Options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on November 24, 2010, you must respond to Dan Behrendt, Chief Financial Officer, at dan@taser.com.
There are no exceptions to this deadline. If you wish to participate in the Stock Option Exchange Program, we encourage you not to wait until the last day to make your election. We anticipate any eligible stock options you elect to exchange will be canceled effective December 27, 2010. The eligible stock options you do not elect to exchange will not be canceled and will remain subject to their present terms.